# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZipRecruiter, Inc., CIK 0001617553
CUSIP: 98980B103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 604 Arizona Avenue, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001649592

## Reporting persons
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 4,971,035; sole dispositive power 439,570; shared dispositive power 4,971,035; aggregate amount beneficially owned 5,410,605 (7.1% of the class)
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 3,839,150; sole dispositive power 0; shared dispositive power 3,839,150; aggregate amount beneficially owned 3,839,150 (5% of the class)
- EDMOND DE ROTHSCHILD FUND: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 3,839,150; sole dispositive power 0; shared dispositive power 3,839,150; aggregate amount beneficially owned 3,839,150 (5% of the class)

## Item 1. Issuer
Name of issuer: ZipRecruiter, Inc.
Address of issuer's principal executive offices: 604 Arizona Avenue, Santa Monica, California 90401

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of each of the following persons (each, a "Reporting Person") :
1. EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE) ("EDRAM France")

2. EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG) ("EDRAM Luxembourg")

3. Edmond de Rothschild Fund ("EdR Fund")
Address of principal business office or, if none, residence:
The address of EDRAM France is 47, RUE DU FAUBOURG SAINT HONORE PARIS, France 75008.

The address of EDRAM Luxembourg is 4, RUE ROBERT STUMPER, Luxembourg L-2557.

The address of EdR Fund is 4, Rue Robert Stumper, Luxembourg L-2557.
Citizenship:
EDRAM France is a French entity
EDRAM Luxembourg is a Luxembourg entity
EdR Fund is a societe d'investissement a capital variable (SICAV) Luxembourg formed under the laws of Luxembourg.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: investment manager

## Item 4. Ownership
Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

Each Reporting Person may be deemed to have beneficial ownership of the securities which are the subject of this filing through the investment and/or voting discretion it exercises over its managed portfolios.
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment management company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE): /s/ Benjamin Melman, Benjamin Melman / Global Chief Investment Officer (05/15/2025)
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG): /s/ Enrique Bouillot, Enrique Bouillot / COMEX Member (05/15/2025)
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG): /s/ Emmanuel Vergeynst, Emmanuel Vergeynst / COMEX Member (05/15/2025)
- EDMOND DE ROTHSCHILD FUND: /s/ Flavien Duval, Flavien Duval / Member of the Board (05/15/2025)
- EDMOND DE ROTHSCHILD FUND: /s/ Herve Touchais, Herve Touchais / Member of the Board (05/15/2025)